

April 15, 2015

<u>Via E-Mail</u>
David E. Rosewater, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

> Re: **Imation Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A filed by**
>   **Clinton Relational Opportunity Master Fund, L.P. et. al.**
> **Filed April 13, 2015**
> **File No. 001-14310**
>
> **Soliciting Material filed pursuant to Rule 14a-12 on April 13, 2015**
> **Filed by Clinton Relational Opportunity Master Fund, L.P., et. al.**
> **File No. 001-14310**

Dear Mr. Rosewater:

We have reviewed your filings and have the following comments.

Revised Preliminary Schedule 14A

Reasons for Our Solicitation, page 6

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us support for the last two sentences in footnote 1 (page 6).

2. We note your added disclosure in response to prior comment 2. Please tell us whether you have considered updating this portion of your discussion relating to the company's enterprise value to reflect financial results for the period ended December 31, 2014. If not, please tell us why. For example, we note your disclosure on page 27.

3. We note your revised disclosure in response to prior comment 4. However, we reissue our prior comment in full. It appears your revised disclosure still links two events separated by a considerable amount of time, the hiring of Mr. Lucas as President and Chief Operating Officer in February 2009 and Imation's announcement to transition its strategy in May 2007, without sufficient context or support. Moreover, this disclosure appears at odds with the first three sentences of the paragraph beginning "[o]n February 1, 2011, after 11 months into Mr.

Lucas' tenure as CEO…" Please clarify. Alternatively, please delete the correlation between a statement made by the company in 2007 with actions the company took in 2009.

4.   We note the revised language in response to the third bullet point of prior comment 5. We continue to believe you have not provided support for your assertion regarding the "excessive" nature of the perquisites granted by the company.

5.   We note your response and revised disclosure to prior comment 6. However, we note your apparent attribution of the revenue increase in the company's TSS segment in 2013, approximately $71.7 million, solely to the Nexsan acquisition. Thus, please further revise to clarify, if true, that other factors may have contributed to this segment revenue increase and revise your disclosure of Nexsan financial results accordingly.

Proposal No. 2. By-Law Repeal Proposal, page 30

6.   We note your response to prior comment 18. It continues to be unclear how security holders can make an informed voting decision given the subjective nature of your proposal and we note that the added disclosure appears to add to the uncertainty.

Soliciting Material

7.   Refer to the last bullet point on slide 6 regarding a $7 per share inherent value. SEC Release 34-16833 (May 23, 1980) indicates that valuation claims included in proxy materials be made "in good faith and on a reasonable basis and [be] accompanied by disclosure which facilitates shareholders' understanding of the basis for and the limitations on the projected realizable values." Please provide us with the basis for your estimate including any assumptions, qualifications or limitations. In addition, please confirm that the next solicitation subject to becoming a publicly-filed communication will include the basis for such estimates in accordance with the cited interpretive release, or advise.

Please direct any questions to Justin Kisner, Attorney-Adviser, at (202) 551-3788, or me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions